Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Forward-Looking Statements

Information set forth herein includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements set forth herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s plans with respect to Gentiva, actual results or performance to differ materially from any plans, future results or performance expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed transaction include, among others, uncertainty as to whether the Company will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on the Company’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals and financing required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

In addition to these factors, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

The information set forth herein is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Kindred may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with Gentiva. Kindred and Gentiva shareholders should read those filings, and any other filings made by Kindred with the SEC in connection with a possible business combination, as they will contain important information. Those documents, if and when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com.

2

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

KINDRED HEALTHCARE

Moderator: Andrew Siegel

May 15, 2014

8:30 a.m. ET

Operator:	Welcome to this morning’s conference call, discussing Kindred health care’s proposal to acquire Gentiva Health Services. At this time, all participants have been placed in a listen only mode, and the floor will be open for your questions following the presentation. If you should require operator assistance, please press star zero. I would now like to turn the call over to Andrew Siegel. Sir, you may begin.

Andrew Siegel:	Thank you. Good morning, and thank you all for joining us today to discuss Kindred’s proposal to acquire Gentiva. With me on this call are Paul Diaz, chief executive officer, Benjamin Breier, president and chief operating officer, and Stephen Farber, executive vice president and chief financial officer. During today’s call, we intend to provide an overview of this morning’s announcements, and answer any questions you may have. Please visit Kindred’s Web site for a copy of the presentation that will be discussed on this call.

Before we begin, we want to remind everyone that this conference call does not constitute an offer to purchase or a solicitation of any offer to sell any securities. This call includes forward looking statements as defined under U.S. securities laws, which involve a number of known and unknown risks, uncertainties and other factors, many of which the company is unable to predict or control, that may cause the company’s plans with respect to Gentiva, actual results or performance to differ materially from the company’s expectations. Factors that could cause actual results to differ and other important information are included on page two of the slides accompanying this presentation, and in the company’s SEC results.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

With that, I’ll now turn the call over to Paul Diaz. Paul?

Paul Diaz:	Thank you, Andrew. Good morning, everyone, and thank you for joining us on such short notice. As you know, this morning we announced a proposal to acquire all outstanding shares of Gentiva common stock for $14 per share, in an equal mix of cash and stock. We believe this is a highly compelling proposal, that would create considerable value for the stakeholders of both companies. By combining our strengths, we can further enhance Kindred’s position as a nation’s premiere provider of post-acute care.

We have a strong desire to reach a negotiated agreement with Gentiva, and have been disappointed that the Gentiva board and management team have not been interested in discussing the transaction. We are hopeful that today’s announcement will underscore our commitment and desire for Gentiva to join us to discuss the merits of this combination, so we can deliver on its promise for both company stakeholders.

Now if you would please turn to slide three of our presentation, we can discuss the highlights of the transaction. Our proposal would provide Gentiva shareholders with $14 per share, half in stock and half in cash. The $14 per share offer price represents a 64 percent premium over Gentiva’s closing stock price yesterday, and a 59 percent premium over the average closing price for the 60-day period ending May 14th. It also represents a 39 percent premium to Gentiva’s two-year volume weighted average price, and a 40 percent premium to Wall Street analysts’ one-year median stock price target of $10 per share.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Excluding one-time transaction and integration costs, we believe the transaction would be significantly and immediately accretive to Kindred’s earnings and operating cash flows. We would expect to achieve operating and financial synergies of 60 to 80 million in the first two years, with 40 million dollars expected in the first year alone. The stock component of the consideration would allow Gentiva’s shareholders to benefit from the significant upside inherent in this combination.

However, if the Gentiva board prefers to provide its shareholders with significant and immediate cash value for their investment, we have also offered to increase our offer to 100 percent in cash. In summary, our proposal offers a compelling and immediate premium for Gentiva. It would be meaningfully accretive, and it would allow for shareholders of both companies to participate in the accelerated growth of a larger, stronger and more diversified company.

Stephen will take you through our financing plans, which include a mix of debt, equity and other instruments to maintain Kindred’s existing leverage profile, and de-leveraging cadence. Now if I could turn you to slide four, before talking about the business case, I’d like to address the profound implications for the aging U.S. population and the national need for more patient-centered health care.

Based on recent data, 43 percent of Medicare beneficiaries discharged from hospitals – almost nine million patients – require post-acute care. This speaks to the magnitude of the need, and the opportunities we see to provide integrated care across the continuum, and this is a need that’s growing rapidly, by almost 10,000 Medicare beneficiaries each day joining the program.

In the U.S. alone, the number of people older than 65 will nearly double over the next 20 years, and by 2034, we are expecting to comprise 21 percent of the national population. This trend is driving the need for a health care delivery system that can rapidly evolve and Kindred is at the forefront of this evolution. Through our continue the care strategy, our patient-centered integrated approach to managing care transitions to support patients recovering from an illness or injury, we are delivering quality from hospital to homes. This approach is very different from the fragmented fee for service environment in which most of us operate today.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

The nation needs to move and we at Kindred are moving, toward a more outcome-based health care system that is focused on getting patients home and keeping them well at home. Our proposal for Gentiva represents an important opportunity to advance and accelerate our continue the care strategy. It would help us to continue to build on the progress we’ve made in shaping our organization to serve our patients in an efficient and affordable manner. With Gentiva, we will be in more communities and better positioned to serve patients across the continuum of care.

Now let me turn to a quick review of our two companies, and the compelling strategic, financial and industrial logic that underpins this combination. Will you please refer to slide five, as you can see from the slide, Kindred is coming into the transaction from a position of strength. We already are the leading national provider of diversified post-acute care in the United States, with more than 2,300 locations in 47 states. We have an extensive footprint that allows us to effectively treat more than 500,000 patients and residents a year.

In recent years, we have taken meaningful steps to strengthen our operations and improve our capital structure, and we believe a transaction with Gentiva would be a logical extension of those efforts. This transaction would make our care management division a much bigger player, while enhancing and diversifying our overall business mix.

On the other side – on the other side of the slide is a quick overview of Gentiva. Many of you already know Gentiva very well; the company comprises three operating divisions, home health, hospice and community care. Like Kindred, Gentiva has an extensive presence in hundreds of markets, and Gentiva is located in 40 states and their footprint is an excellent fit with ours.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Turning to slide six, I want to reiterate how excited we are about the benefits of the proposed transaction it would bring to the stakeholders of both companies, and especially to the patients that we treat each day. We hope to be able to sit down with Gentiva in the future to make this compelling opportunity a reality.

As you can see from this slide, the pro forma numbers speak to the size, scale and diversification of the combinations. The combined company’s pro forma revenue of 7.2 billion, EBITDA of nearly a billion dollars, 2,800 locations and more than 110,000 caregivers in 47 states, would make us one of the largest health care services companies in the United States. Turning to slide seven, I’d just like to hit the very important strategic rationale that we think that makes sense to bring Gentiva and Kindred together. First, it creates a leading national provider of diversified and integrated post-acute care across a full continuum of post-acute services. Two, it expands and enhances our presence in our integrated care markets, driving coordinated care to more communities in a more efficient and cost-effective manner. The increased financial flexibility, lower cost of capital, and substantial costs and revenue synergies will allow for us to invest to improve patient care, and further our clinical and IT investments and career opportunities for employees from both organizations.

The combined company will be well positioned not just to respond to, but to shape the evolution of the American health care delivery system. And lastly and very importantly, shareholder value creation through significant and medium premium and synergies, a meaningful dividend and a combined companies growth potential that will benefit both shareholders.

With that, I’ll now turn it over to Ben to talk about some of the operational benefits and our strategic plan.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Ben Breier:	Thanks, Paul, and good morning, everyone. If you turn to slide eight, as you can see from the slide, this transaction is closely aligned with our strategic plan to create value for patients, payers, employees and shareholders. As we’ve outlined previously, we are executing a six-point strategy that focuses on driving growth in our core business, while further developing our care management capabilities and strengthening our balance sheets. Combining with Gentiva would significantly advance our strategy by enhancing our position as a leader and a partner of choice in the integrated care markets we serve. It would add to the resources we’ve been deploying to support our care transitions model, and allow us to ramp up our continue the care initiatives aggressively.

The combination of our two companies would also broaden our relationship with physicians, allowing us to augment our strategy to create value and risk-based payments models, and become an even better partner with ACOs and managed care organizations around the country. Together, we would accelerate the evolution of population health and medical homes through our combined national platform, as well as the adoption of best practices in innovation and clinical care in more local communities.

Ultimately, we believe that the combined company would be an even stronger platform to drive growth and advance our shared vision to the benefit of all of our stakeholders. When you look at our pro forma footprint on the map on slide nine, it’s clear that our businesses are highly complementary. We overlap in 21 of the 22 current and future integrated markets we’ve spoken about, which will allow us to coordinate care across our operations in order to better serve patients in those areas.

As a larger entity, we would be able to provide greater access to our more efficient and cost-effective patient care, which is in keeping with our continue the care strategy. This proposed combination would also provide the scale and stability that we believe would allow us to better respond to the impact of health care reform.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Turning to slide 10, we estimate that the transaction would yield significant revenue cost and capital synergies, while creating exciting professional career development and opportunities for employees of both companies. On the revenue side, we believe there are significant opportunities to grow volumes organically, by cross-selling to Gentiva patients across our joint service platform, particularly given the advantages of Kindred’s many partner relationships. We would also realize meaningful economies and opportunities on the ancillary side of our business, notably by leveraging the power of our RehabCare division.

Our 2011 acquisition of RehabCare added an invaluable partner to Kindred at home, and we expect that the ability to deploy therapists across the country would extend to Gentiva’s branches as well. At RehabCare, we provide staffing, recruiting, training and program management and other services and resources that could be leveraged in this transaction.

On the cost side, we would be able to achieve meaningful cost savings in the areas of corporate overhead, supply chain efficiency and information technology. And finally, our plan to refinance Gentiva’s existing debt to reduce Gentiva’s leverage levels, which would increase the company’s financial flexibility. As a larger and more diversified company, we would also have a lower cost of capital, and we believe it would allow us to invest more aggressively in our business.

Turning to slide 11, time and time again, we’ve proven that we can successfully bring companies together under our enterprise umbrella, through our close attention to mission, culture, systems and process. We consistently outperform quality benchmarks on both the national and industry level, and for the last six years, we’re very proud to have been named one of “Fortune” magazine’s most admired health care companies.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

As you look at slide 11, our successful integration of RehabCare continues to provide benefits to Kindred, that we believe would extend to Gentiva as well. As you can see, we believe in a collaborative approach to integration. With the RehabCare combination, key leadership remained in place and collaborated with the Kindred management team to move the integration forward. We achieved substantial revenue growth, increased employee satisfaction, improvement in quality measures and outcomes as well. In addition, productivity went up, we saw improved operating margins, and profitability in the combined businesses continued. In fact, we over-delivered on synergies, achieving 75 percent more than we had originally expected, and this underscores why we strongly believe there will be opportunities for both companies’ employees, upon completion of the proposed transaction.

As a result of careful planning, we had minimal customer and employee turnover and the vast majority of the relationships that had been established over 25 years at RehabCare remained intact, both inside and outside the company. All of this is a testament to our team’s skill in bringing together two companies. Our ability to create and deliver on cost synergies is well documented, and our shared service support model would allow for seamless integration of Gentiva’s HR, IT, sales, managed care compliance and financial functions.

We are confident that working together with Gentiva, we would help to create a world-class health care delivery system. And with that, I’ll pass the call over to Stephen to briefly discuss how this transaction will create value for shareholders. Stephen?

Stephen Farber:	Thanks, Ben, and good morning. I’m going to spend just a few minutes on the financial structure of the proposed transaction, on the premium and financial benefits for the shareholders of both Gentiva and Kindred. Our proposal of $14 per share represents a 64 percent premium to Gentiva’s closing price last night. The graph on slide 12 shows that the premium is similar at 59 percent, to Gentiva’s volume-weighted average price for the past 60 days. If you look back over a two-year time frame, the graph on slide 12 also shows that $14 is a 39 percent premium of the two-year volume-weighted average price.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Another takeaway from the graph is that over the past two years, not a single share of Gentiva has traded at or above our proposed $14 price. One other point on the premium; as a multiple of EBITDA, our $14 price is a higher multiple of Gentiva’s own forward EBITDA guidance than where Gentiva has traded at any time over the past five years.

Slide 13 shows another way that we’ve looked at this. What this slide shows is the price targets for the seven sell-side analysts that cover Gentiva. As you can see, the targets range from a low of seven to a high of 12, with a median of 10. Our $14 proposal represents a 40 percent premium to these estimates. Any way we cut the numbers, our proposal represents a material and significant premium for holders of Gentiva’s stock.

Now I have just a few comments regarding transaction structure and financing. First, on cash versus stock, I want to be clear that Kindred and Gentiva have many shareholders in common, and we would encourage Gentiva holders to take stock as part of their consideration, and to participate in the value creation that we expect beyond the immediate premium that they would receive. That said, cash or stock is a decision for the board of Gentiva, and we have offered, if they prefer, to pay the entire purchase price in cash.

With that, let’s spend a moment on our plans to finance the transaction. We expect financing this transaction to be very straightforward, to be well accepted by the market, and we would use a mix of debt, equity and possibly equity-linked instruments to pay the purchase price to Gentiva shareholders, and to repay all of Gentiva’s debt. We expect this transaction to have no material impact on Kindred’s leverage ratios, and in fact the increased cash flow we expect from the combined company would increase Kindred’s financial strength and financial flexibility over time.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

In terms of numbers, Kindred’s leverage on a stand-alone basis should be roughly five to 5 1⁄4 times adjusted debt to EBITDAR at the time of closing, using the six times multiplier for our leases. And we expect on a pro forma combined basis for Kindred’s leverage to be essentially the same; no material change. Now there is one variable I want to highlight. If Gentiva shareholders receive all cash and no stock, we would simply adjust our level of market equity issuance such that in either case, our leverage ends up in the same place. And for those who follow Kindred closely, you know that it is part of our strategic plan to reduce our leverage over time to the mid-fours. That target and plan will stay the same when combined with Gentiva. In other words, from a leverage perspective, with Gentiva we expect to maintain our current leverage profile and fulfill our commitment to de-leveraging the combined company over time.

Another thing that will not change is our commitment to paying meaningful and steady dividends, and as we’ve said many times, we are committed to growing the Kindred dividend over time. So summing it up from a financial perspective, our proposal offers a significant premium, by any measure, to Gentiva shareholders, and significant accretion to the holders of Kindred, and additional value to the holders of Gentiva, if their board elects to receive stock. Holders of the combined company stock can expect accelerated growth in operations, earnings and cash flow, a steady and growing dividend, and a moderate leverage profile that improves over time. And with that, let me turn it back to Paul.

Paul Diaz:	Thanks, Stephen. As you have heard today, we are very excited about this proposal, and committed to pursuing a negotiated transaction. The strategic and financial benefits of the proposed transaction are indisputable, and we are confident that a combination would create substantial value for all stakeholders. Together with Gentiva, we would have greater scale and efficiencies, which would benefit our patients, employees, and create additional value for both company shareholders and health care partners.

Again, we would strongly prefer to work with Gentiva to reach a negotiated transaction. After taking – undertaking extensive efforts to pursue private conversations with Gentiva’s leadership about this matter, we have chosen to make our offer public in an effort to engage the Gentiva board and management team in good faith discussions. This is clearly the right thing to do for Gentiva shareholders.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

We also strongly believe that many of Gentiva’s shareholders and in particular the 20 percent who are also shareholders of Kindred, would support the transaction if given the opportunity. I want to reiterate that we are offering a very attractive price, that significantly exceeds Gentiva’s – what Gentiva’s shareholders would expect Gentiva to achieve on a stand-alone basis. Their offer is a 64 percent premium over Gentiva’s closing price yesterday. A 59 percent premium over Gentiva’s 60-day volume-weighted average price, and a 39 percent premium is a two-year volume weighted average price. And finally, a 40 percent premium to Wall Street’s one-year median price target of $10 per share for next year.

We hope that the Gentiva shareholders will agree that this combination makes compelling sense, and we urge them to convey this perspective to the Gentiva board and management team. No matter how Gentiva chooses to respond to this attractive proposal, we will remain a strong and vibrant company, in an outstanding corporate culture, and a commitment to the higher standards of care. We are focused on our mission, to promote healing, provide hope, preserve dignity and product value for the patients we serve. This proposed combination with Gentiva is just one way to advance that mission.

Finally, I want to thank all our outstanding employees at Kindred for their dedicated work and support, which has been the cornerstone of our success, and that has enabled us to pursue this transaction from a position of strength. Thank you all for your time this morning, and now we’re happy to take your questions.

Operator:	The call is now open for questions. If you have a question, please press star one on your touchtone phone. If your questions have been answered, or you would like to remove yourself from the queue, please press the pound key. We do ask that while you pose your questions, that you pick up your handset to provide optimal sound quality. Thank you. Our first question is coming from Josh Raskin of Barclays.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Paul Diaz:	Good morning, Josh.

Josh Raskin:	Hey, Paul, how are you. Busy as always, I see. So I’m here with Jack. I guess I’ve got one or two questions, and I know Jack had a followup as well. So I guess the first thing is just can you talk a little bit about what prompted the timing on the Kindred side? You guys have been particularly busy over the last year. I know the refinancing being completed is probably a catalyst, et cetera, so the first question is just, what prompted the timing there, and then we’ve got a couple followups.

Paul Diaz:	Yes, so broadly, we believe this is absolutely the right time to bring these organizations together, as we see an acceleration of change in the health care delivery marketplace. There’s a lot of work to do, in order to prepare for population health and bundling and other things. We have substantially completed our repositioning work. We have a tremendous amount of enterprise capability in terms of back office and systems and people and compliance programs. And so we – you know, we felt, as we’ve talked about really on this past earnings call and over the last few months, that we saw a great opportunity, and our team is excited to pursue growth. And consistent with our strategic plan, this is – this is the logical next step to put team and capital to work in the direction of where we think health care and consumers want patient care to go.

Josh Raskin:	And then, Paul, does this change your personal timing around what your plans are?

Paul Diaz:

You know, our succession plan is unaffected by this. You know, we’re moving forward, with everything in the company, and the succession plan that we’ve begun to work on, and that we’ll be talking about later in the year, fully allows for the consummation of this transaction, for me to be actively

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

involved in the integration of the two companies, and to remain in a vital and active role beyond that, to support Ben and the team. We’ve obviously built a really great team here, succession of – that’s what good companies, great companies do, in terms of succession planning.

Kindred shareholders and Gentiva shareholders will be very well served with Ben Breier if he becomes the CEO of this company, and we have Steven Farber, Scott Blanchette, Steve Cunanan, you know, just a very deep team that is prepared to see this through not only in the short term, in the long term.

Operator:	Thank you. Your next question comes from Chris Riggs of Susquehanna.

Chris Riggs:	Hi, good morning, guys. I was just hoping you could give us a little more color on the synergies; the 60 to 80 million. Are those all cost synergies, or does that include some top line as well?

Ben Breier:	Hey, Chris, this is Ben. I’ll walk you through, sort of at a high level, kind of our thoughts around synergies. The answer – the short answer is, it’s both. Sixty to 80 million consists of a couple of different categories. We think obviously there’s opportunity for us on the cost side, both in the first year and then beyond that, and obviously as you look back on our successful history with RehabCare and with some of the other transactions we’ve done, we’ve been pretty good about, when we commit to achieving those kinds of cost synergies, so we would expect to do that again. So that’s sort of one bucket.

The second bucket is obviously on the refinancing part, that from a capital structure perspective, we think that the combined company will allow us to bring, you know, interest costs, et cetera, down as a combined organization, so we think that there are significant year-one synergies coming from that bucket.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

And then yes, in the third bucket, there are some revenue synergies. Now again, when we look at synergies, we’re talking about them on an EBITDA basis, not on a revenue basis, but there are revenue synergies that we ultimately think will create EBITDA around our continue-the-care strategy and around, as I talked about in my opening remarks, some of the diversification of our assets, our ability to move patients through our system, our ability to go out and talk to managed care companies and accountable care organizations in a much more meaningful way, with this combination now together. We think that there will be some revenue upside as part of the synergy component as well.

Chris Riggs:	OK, and then my followup – I’m sorry.

Paul Diaz:	You know, let’s just be a little clearer. So, first year, 40 million of synergies, 25 from cost, very straightforward, very actionable, very high degree of certainty; 15 million on financing, that gets you to 40. Second year, probably another 20 to 25 of cost synergies, that gets you to 60, 65, and then you know, fairly modest, because we have a lot more work to do – 15 to 20 million of revenue synergies to get you the top end of that 60 to 80 range.

So you know, a high degree of confidence that we can get to the 40, and then ultimately to approximately 65 – 60, 65, call it that mid-point of 60 to 80, 70 million – I would put a very high confidence number on sort of that mid-point number.

Chris Riggs:	Great, and then my other followup relates to just sort of Gentiva’s corporate defenses. You know, it looks like they’re pretty strong, and you just missed their annual meeting. I mean, are you guys willing to wait this out if they don’t come to the table? And I know it’s a tough question, but any color would be helpful. Thanks a lot.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Paul Diaz:	Well, you know, I’ll leave it to the lawyers to judge, you know, the defense’s piece and all of that. I mean, that’s just not how we’re approaching this. We’re not – there are no options that we’re not going to explore. I think our focus is a dialogue and a discussion. We are determined to move this forward, and we think that this is just an overwhelmingly compelling opportunity for patients and stockholders and employees of both companies, and quite frankly we’re just – we can’t understand why we’re not talking.

And so we’ll see where the process takes us, and we want a discussion – we want to get in a room, we want to do the work, and we want to work toward a definitive agreement, but we are determined. We will be here for the long haul, and whatever that means.

Operator:	Thank you, your next question comes from Frank Morgan of RBC Capital Markets.

Frank Morgan:	Good morning. I was hoping you could – there are obviously a lot of home health care assets out there available. I’m curious, did you kind of look at all those particular assets, public – when I say assets, public companies – and can you tell us specifically why you chose Gentiva, why that would be the most attractive one for you? And then I want to follow that one up with the common questions like, any regulatory hurdles that you have to get through, and then finally one for Stephen, just could you go back through the – I think you said the multiplier you used on the lease expense was a 6X and just curious, just comment on that as well. Thanks.

Paul Diaz:	So I’ll start, and then I’m sure Ben will want to add some color, and Stephen can hit the regulatory path, which I think is fairly straightforward and you know, whether it’s dealing with their corporate integrity agreement and our – and our deep compliance capabilities to work within that or other things, you know, these are things we’ve obviously studied and are well prepared to manage through, so that’s a little granular, but …

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

You know, look, we have looked at large and small opportunities, as you know, Frank, for several years. We’re a very disciplined acquirer. We always ask ourselves, can we add value to the situation? Can we acquire something at a price that positions us for success? Can we align the team and systems to drive success? Is it consistent with our mission, and are there clear, you know, financial and operating synergies to be derived? And this transaction hits all four or five of the key tenants that we look at in terms of large scale M&A. What’s really unique and interesting about Gentiva, and powerful, is the geographic overlap, and particularly their mix of business, which includes home care, the community care piece, and the hospice piece, which makes it very different from some of the other potential acquisition opportunities.

And so we think all the stars align on this one in a much more compelling way than maybe some of the other opportunities, but you know, we continue to monitor other situations, and are committed to growing this, because again, this is where we think the puck is going, and we want to skate hard to it. Stephen, you want to talk a little bit about process?

Stephen Farber:	Yeah, sure. Good morning, Frank. You know, from a regulatory perspective, we really don’t foresee any material difficulties. You know, the largest competitor in the home health space, in almost every market, is the local mom and pops. There are also, you know, local hospital-owned entities, I mean almost every market has a pretty large array of providers and, in only very few markets, is there any degree of concentration from anybody that would lead to anything other than a fragmented market structure.

Just in terms of yours – I’ll quickly address your question on the leverage ratio. All that I was trying to be clear was which ratio we were using, so that people weren’t confused about how we were setting our targets, or evaluating our leverage. The six times lease multiplier, Kindred has a decent amount of leased assets, and the six times multiplier is simply the Moody’s approach to leverage, and is slightly more conservative than the S&P approach, which would show us as having a bit less leverage, so we chose to use the more conservative approach.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Operator:	Thank you. Your next question comes from A.J. Rice of UBS.

Male:	Good morning, A.J.

A.J. Rice:	Hi, everybody. I guess, Stephen, you hit the ground running there on this, (inaudible) Kindred. Let me – a broad question for Paul, I guess, and then two real technical questions. On the broad question, I guess at a time when you guys have to think about LTAC criteria implementation and I’m assuming that takes a fair amount of management – senior management focus, to take on a big deal like this which has its own set of management challenges, think – walk us through how you’re comfortable with pursuing both of those.

And then my two specific questions were one, you referenced a dividend policy. Is it your intention if you issue stock here to maintain the current dividend policy and two, on the 21 focus markets, do you have any sense of how much of – what percentage of Gentiva’s revenues are in those 21 of your focus markets? And I’ll step back to hear the answers.

Paul Diaz:	Well, just quickly, and Ben, please jump in. So about – you know, we know we have overlap in about 21 of our 22 identified integrated care markets, which allows us to accelerate our continue the care strategy, and create this more seamless experience, and gives us more opportunity with managed care relationships and developing, you know, what’s already a quickly developing series of hospital relationships and ACO relationships, one.

On the question of, you know, management bandwidth, you know, we spun off KPS, grew KPS, merged it with Amerisource Bergen, created a new public company, all at the time that we were growing our LTAC business and worked through regulatory change there. We have deep, broad management in each of our divisions. We have completed the reorganization of our nursing center division. We’ve added a team chief – Steve Cunanan is a world-class chief people officer. Scott Blanchette, who recently joined us from Vanguard, is a world-class CIO, recognized, and then we have, you know, a decade and 15-year-long deep bench at Kindred Health Care, that just divested a billion three of revenue and is, you know, chomping at the bit to get back to growing the company.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

We also have very mature systems in terms of our SAP platform and the capability to bring Gentiva on to our systems and achieve the synergies, so we absolutely believe that this is the right time and the right place. We also have a significant amount of effort going, and Ben described that on our recent conference call, around project nova, which is a careful evaluation of how we’re going to position each of our LTACs in the context of certification, and I have a high degree of confidence that Ben and Steve Monaghan have a team with some outside resources to continue to advance that plan.

So we don’t have any insecurity whatsoever that we can close this by the end of the year, have this integrated early next year, and continue to move on the rest of our strategic efforts. Ben?

Ben Breier:	I’ll just add quickly, A.J., I mean look, the health care service business will teach you a lot about humility over the course of months and quarters and years, and I think that we certainly have our share of that here. But you know, what investors know, having followed our company for the last number of years is, is to your point, we’ve been through a lot, as Paul has talked about, whether it’s spinning companies, dealing with regulatory and reimbursement changes, spinning off assets like the Ventas buildings, going through the multitude of changes around building a new care management division. You know, and through it all, we’ve kept a disciplined focus on taking care of our patients, and on making sure that our people were doing the right things.

One of the great strengths of our company is the diversification of the divisions that we have, yet being able to work together in an enterprise fashion. And one of the great things about doing a deal and a transaction like this with Gentiva is that Steve Monaghan and our hospital guys, they should not miss a beat, A.J., on the work that they’re doing every day. And Mike Beal in our nursing center division should not miss a beat on the work that they’re doing every day, and Pat Henry in our RehabCare division should not miss a beat on what they’re doing every day.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Our broad deep management strengths, and the diversity of how we’ve set this company up, allow us to feel confident about doing a transaction like this, and that’s why we felt so strongly that the timing was good for us to move forward.

Paul Diaz:	Yes, let me come back to one other point. This transaction is not only substantially accretive from an EPS standpoint, but as we have talked a lot about with investors over the last 18 months, we have a profile at our company – our capital structure – that our cash flow per share, our net free cash flow, as positioned us to do a dividend, and this transaction would allow us not only to grow EPS at a more accelerated rate, but free cash flow at a more accelerated rate, given the low capital intensity of this business, and given the synergies.

And so maintaining, growing the dividend at the new shareholder base, is absolutely part of the strategy that we laid out for everybody last year, and will continue going forward. So I think it’s a very attractive piece for Gentiva shareholders to consider, that not only do they get the strategic opportunity to be part of a larger ecosystem that’s squarely in where health care is going, particularly as people think about bundled payments and other delivery system reforms, but that they can count on the dividend and they can count on us growing the dividend – participate in that cash flow generation – immediately and will de-lever the company, because there’s sufficient cash flow to de-lever the company, as Stephen said from, you know, we’ll come out of this at five or 5 1⁄4, with a goal to getting in the high fours, and ultimately in the next three or four years, to hopefully the mid-fours in terms of adjusted leverage.

Operator:	Thank you. Your next question comes from Kevin Fischbeck of Bank of America/Merrill Lynch.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Paul Diaz:	Good morning, Kevin. Sorry we missed the conference.

Kevin Fischbeck:	Good morning. Well, I guess you have a reason, so that’s OK. Just wanted to understand, I guess my question is around post-acute care, usually is around reimbursement, so just wanted to understand how you guys thought about, you know, the rate cuts that we know are in place already for home health, and the risks of additional cuts, have you thought about, you know, getting much bigger in that area?

Paul Diaz:	So we – we actually believe that – that one of the great opportunities here is that the reimbursement is known, that re-basing is the law of the land and can be modeled, and we’ve obviously done that in the context of, you know, the pro forma for the combined company. You know, we’ve done that obviously for our own Kindred at home business.

And we believe that there’s a, you know, opportunity going forward here in terms of the organic volume growth that is superior. I mean, one of the things that’s important that we hadn’t mentioned is if you look at most of the studies of who is likely to have more organic volume growth across health care, home health and hospice are among the leaders, you know, in the four to six percent range in terms of organic growth opportunity.

So as Ben articulated, our ability to lever the capabilities we’ve developed, hand-held technologies, the productivity that we’ve shown in RehabCare to do that within the home, and the way that technology affords us to help support and create medical homes, we think opens up a whole new payer opportunity with ACOs, traditional managed care payers, managed Medicaid providers, you know, the dual eligible programs, et cetera.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

In terms of fee for service Medicare reimbursement, I think the industry is obviously going through rebasing. There is some desire to find them some relief, but we’re not counting on relief in terms of rebasing, and – but see a lot of visibility, as we do in all of our businesses right now, and as you and I have talked about – I don’t think we have had greater visibility in this space than we’ve had now – than we have now, that we’ve had in six or seven years.

Kevin Fischbeck:	And do you think that Gentiva would be growing EBITDA on its own, without the synergies and the revenue capabilities that you would be able to bring, of the rate cuts?

Paul Diaz:	I think that’s part of the challenge. That’s part of what we don’t understand, respectfully, in terms of what the thoughts of the Gentiva management and board are. We do not understand how they could possibly replicate this offer on a stand-alone basis, and grow EBITDA through re-basing, and particularly given their access to capital challenge, given how levered they are in the way that we could do it together. We have enormous opportunities to grow top line, to find cost away from the pay – you know, the bedside – and leverage new opportunities and new growth opportunities, that I just don’t see how Gentiva can do on a stand-alone basis, respectfully.

So that’s the principle question, I think that the Gentiva board – we would like to talk about with the Gentiva board and management team, that we haven’t had an opportunity, and to understand their stand-alone cases compared to the overwhelmingly compelling case of bringing the organizations together.

Operator:	Thank you. Your next question is coming from David Common of JP Morgan.

David Common:	Great, thank you. Thanks for the quick call on slides. The logic of putting the two companies together, I think will be pretty quickly seen as, you know, apparent and obvious, but I have two questions. One is, I just want to make sure I understood exactly what you said, Stephen, when I think you said that if Gentiva shareholders board and board elected all cash, you would use equity such that in running our numbers, we can assume essentially it’s a 50/50 for the stock component. Is that correct?

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Stephen Farber:	Hey, David, good morning. Yes, we would – I mean, if they elect to not take stock and just cash, then we would sell some stock as part of the deal, to the public markets, so that our leverage ends up in, you know, the same place.

David Common:	And included in that, you did mention equity linked. I just want to make sure that I’m not going to make the wrong assumption. I’m assuming, for leverage being the same as 50/50, that equity linked would not count, in fact, that we’d be inclined to include that as debt.

Stephen Farber:	No, you know, I just wanted to be complete, David. I mean, in any event, this transaction will include an element of equity, whether it’s the Gentiva shareholders accepting it as partial consideration, or as a sale of straight equity to the public markets. But, yes, we would consider other alternatives that would get partial or complete equity credit as an element, but again, the transaction structure will evolve as the transaction does.

David Common:	Very good, I appreciate it. Thank you.

Operator:	Thank you. Your next question comes from Sheryl Skolnick of CRT Capital.

Paul Diaz:	Good morning.

Sheryl Skolnick:	Good morning. Thank you very much for the question, and I don’t cover Kindred, so I really do appreciate it, but I do cover Gentiva. I’m curious, as you look at the businesses combined, and I actually think this transaction makes a whole host of sense and would be – I’m as confused as you are, even though I know Gentiva pretty well, as to why they wouldn’t at least enter into negotiations with you.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

But having said that, as I look at the overlap of the two companies, and I see that that offers you tremendous amounts of synergies from a main street perspective, in integration and branding and continuum of care, but do you anticipate – should you be successful in this – in this pursuit – any kind of meaningful anti-trust review?

Paul Diaz:	No, because as Stephen said, we have – you know, the challenge in post-acute care, as you know, is how fragmented it is, and you know, this is all about taking, you know, their $44,000 very, you know, engaged, high quality nurses and therapists and giving them more tools, to enable them to provide the same kind of quality of care – better – and the financial and clinical integrity of having systems that support that, which we – which we know that they aspire to, and we’ve seen this again over a decade at RehabCare.

From a regulatory standpoint, there isn’t any concentration that would give rise, I think, to concerns among policy makers and to your – to your broader point, we think this is a very consumer-centric opportunity, and it – it moves us into the epicenter of supporting population health and wellness programs, and particularly operationalizing medical homes in a way that really hasn’t been done and scaled in America yet.

Ben Breier:	Sheryl, this is Ben. I’ll just add one comment, and one statistic. You know, the last time we looked at Gentiva’s home health concentration on a national basis, they represent just under about four percent of the home care market. Kindred at home represents less than half of a percent, so you’re still talking about, on a combined basis, less than five percent of the market, to Paul and Stephen’s point about this being a very bifurcated, home-based environment.

So you know, there may be small pockets in certain geographies, but we don’t think the regulatory hurdles will be too – will be too hard to overcome.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Paul Diaz:	I think the only other add is that we think that there are a number of hospital systems and ACOs that will look at this as an opportunity to support their care management, and the integrated approach that we would bring them, would help them accelerate their ACO and their population management within those strategies, in a way that’s hard for them to see right now given the fragmentation of home care providers and hospice providers in most markets.

Operator:	Thank you. Your next question comes from Gary Lieberman of Wells Fargo.

Paul Diaz:	Good morning, Gary.

Gary Lieberman:	Good morning, thanks for taking my question. You guys made a pretty compelling case for the offer price, given the historicals and the multiples. Do you feel like you have more room or could restructure it to make it more attractive? How should we think about that?
Paul Diaz:	Well, look, I think a 40 percent premium above where they’ve been for the last two years, which is certainly a change of control premium, a 40 percent premium above where Wall Street analysts based on their guidance have said they’re going to be in a year, is a very full offer. But we’re open to a discussion, and we’d love to see their stand-alone case, and if there’s more value creation there, then there’s more to discuss.

Operator:	Thank you. Your next question comes from Whit Mayo of Robert Baird.

Paul Diaz:	Good morning.

Whit Mayo:	Hey, thanks for taking my question. Just one quick one; does this offer have an expiration date? I don’t know if I – if I heard that.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

Paul Diaz:	No, we are committed. We will be here for the long haul. We think that with given time and reflection and hopefully some discussion, everyone will see the substantial benefits that we – that we see, and so there is no time limit on the offer, and so I think we’ll leave it at that, and probably, folks, can only just take one more quick question.

Operator:	Thank you. Your final question comes from Kevin Ellich of Piper Jaffray.

Kevin Ellich:	Hey, thanks for taking my questions. Two last things; does your cost synergy assumptions include any closures of Gentiva locations if this deal does go through? And then if it doesn’t happen, would you be interested in pursuing any of the other publicly-traded home health operators out there? Thanks.

Ben Breier:	Hey, this is Ben. Look, we haven’t done a detailed analysis of the branch overlay to – to get into any specifics about that. You know, the one thing that I would say from the RehabCare transaction – again, I keep drawing everybody’s attention back to how that work was – you know, we retained our customers. We retained our employees. We had, you know, better satisfaction. There may be some changes along the way that we’ll have to look at, both on our side and theirs, but when you look at their size and scope versus ours, we think that it’ll be a very small portion that’ll be out there.

And I didn’t – what was the second part of your question?

Kevin Ellich:	If it doesn’t happen, what would you be … yes.

Ben Breier:	So if this doesn’t happen, and we believe it will and should happen, we have, you know, many other things in our pipeline that we continue to work on, including other opportunities in the home health and hospice space, and other ancillaries that we talked about in our last call, you know, that we’ll continue to work on, but we really think this is the right deal at the right time for both companies.

KINDRED HEALTHCARE

Moderator: Andrew Siegel

05-15-14/8:30 a.m. ET

Confirmation # 47570847

And again, I’ll just close again, that we would just be very excited to engage and enter into substantive discussions with the Gentiva folks, who are good folks, and hope that we can begin those discussions immediately.

Andrew Siegel:	That concludes our call today. Thank you all for joining.

Operator:	Thank you, this does conclude today’s teleconference. Please disconnect your lines at this time, and have a wonderful day.

END